UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 8, 2006

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 8, 2006, Dollar Tree Stores, Inc. (the "Company") entered into an accelerated share repurchase program with Goldman, Sachs & Co. ("Goldman Sachs") to repurchase $100 million of the Company's common stock. The accelerated share repurchase program is part of a repurchase program authorized by the Company's board of directors to repurchase up to $500 million of common shares that was previously announced on November 21, 2006.

Under the accelerated share repurchase program, the Company has entered into two accelerated stock repurchase agreements, the material terms of which are described below:

- Under a collared agreement, the Company has repurchased for $50 million a number of shares to be determined based on the volume weighted average share price of the Company's common stock during a specified period of time, subject to certain provisions that establish a minimum and maximum number of shares that may be repurchased by the Company. The minimum number of shares the Company has repurchased under the agreement will be determined by dividing $50 million by approximately 110% of the volume weighted average share price of the Company's common stock over a period of up to eleven weeks following execution of the agreement, and the maximum number of shares subject to repurchase will be determined by dividing $50 million by approximately 97.5% of the volume weighted average share price over the same time period. Goldman Sachs will deliver the minimum number of shares to the Company within the first two weeks from the December 8, 2006 execution date. Three months after execution, the Company may receive additional shares from Goldman Sachs depending on the volume weighted average price of the shares during that period, subject to the maximum share delivery provisions of the agreement.

- Under a non-collared agreement, which covers approximately $50 million of share repurchase, the Company has repurchased a set number of shares, with a purchase price adjustment to be determined at the end of three months based on the volume weighted average share price of the Company's common stock during the same period of time utilized to calculate the minimum and maximum shares under the collared agreement above. Goldman Sachs will deliver the entire amount of repurchased shares to the Company immediately after execution, there may be a settlement in cash or shares based on Goldman's execution in relation to the volume weighted share price over and up to the three month period.

Under the two agreements, the Company will prepay $100 million to Goldman Sachs on December 13, 2006 and receive approximately 2.7 million common shares. Thereafter, the Company has no other obligations under the collared agreement to pay additional amounts or deliver shares to Goldman Sachs. In certain circumstances the completion dates of the agreements may be shortened or extended from the periods described above.

Shares repurchased under the accelerated stock repurchase program will be retired.

From time to time the Company engages Goldman Sachs as an advisor for investment banking and other corporate activities. In addition, Goldman Sachs Asset Management, L.P. owns approximately 1.3% of the outstanding common shares of the Company as of the latest reporting period.

Item 7.01 Regulation FD Disclosure.

The Company issued a press release concerning the accelerated share repurchase program before market open on December 11, 2006. The contents of such press release (attached to this Current Report on Form 8-K as Exhibit 99.1) are hereby incorporated by reference and furnished under this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated December 11, 2006 issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: December 13, 2006

By: /s/ Kent A. Kleeberger
Kent A. Kleeberger
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated December 11, 2006 issued by Dollar Tree Stores, Inc.

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